Exhibit 99.1

Aurinia Initiates Clinical Trials Broadening the Development of Voclosporin

-First lupus nephritis patients roll over into AURORA 2 extension study
-Phase II FSGS Trial Initiated

VICTORIA, British Columbia--(BUSINESS WIRE)--June 25, 2018--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH/TSX:AUP), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the enrollment of the first patients into the AURORA 2 extension study in lupus nephritis and the initiation of its Phase II trial in focal segmental glomerulosclerosis (FSGS).

The first patients have rolled over into the AURORA 2 extension study from the AURORA Phase III clinical trial for lupus nephritis. The purpose of AURORA 2 is to assess the long-term safety and tolerability of voclosporin in patients with lupus nephritis; however, this study is not a requirement for potential regulatory approval for voclosporin.

A Phase II open-label study of voclosporin has also been initiated for the treatment of FSGS, a serious and potentially life-threatening kidney disease, which is a leading cause of nephrotic syndrome. There are currently no FDA or EMA approved therapies for FSGS. This Phase II, multi-center study is designed to evaluate the safety and efficacy of voclosporin as a first-line treatment for FSGS. The primary endpoint of the study is the proportion of subjects achieving complete or partial remission at 6 months.

This Phase II trial for FSGS adds a second renal indication to Aurinia’s active clinical development program for the oral formulation of voclosporin.

In addition, a third clinical program utilizing the Company’s patented topical namomicellar formulation of voclosporin, or VOS (voclosporin ophthalmic solution) for the treatment of Dry Eye Syndrome (DES) is scheduled to begin in the coming weeks. This head-to-head trial of voclosporin vs. Restasis® is a robust Phase IIa study with a four-week primary endpoint of ocular tolerability.

“The AURORA Phase III clinical trial is progressing very well, and full enrollment is anticipated to complete on time. Having the first lupus nephritis patients complete AURORA and roll over into the AURORA 2 extension study reinforces our confidence in the program. This achievement, coupled with initiating trials on new indications, represents a significant milestone for the company,” said Richard Glickman, Aurinia’s Chairman and Chief Executive Officer.

“Our clinical program for voclosporin has generated substantial data, which serves as the basis for the pursuit of additional indications where there is a high unmet medical need,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “We intend to complete the DES trial before the end of 2018 and look forward to sharing ongoing data readouts for FSGS over the course of 2019.”

About Aurinia

Aurinia Pharmaceuticals is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the potential treatment of lupus nephritis, focal segmental glomerulosclerosis, and Dry Eye Syndrome. The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class CNI with clinical data in over 2,400 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses, and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension.

About VOS

VOS (voclosporin ophthalmic solution) is an aqueous, preservative free nanomicellar solution containing 0.2% voclosporin intended for use in the treatment of DES. Studies have been completed in rabbit and dog models, and a single Phase I has also been completed in healthy volunteers and patients with DES. VOS has IP protection until 2031.

About Lupus Nephritis (LN)

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (“ESRD”), thus making LN a serious and potentially life-threatening condition.

About FSGS

FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even failure. FSGS is one of the leading causes of Nephrotic Syndrome (NS) and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including: large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response (measured by reduction of proteinuria) is thought to be critical to long-term kidney health in patients with FSGS. Currently, there are no approved therapies for FSGS in the United States and the European Union.

About Dry Eye Syndrome (DES)

Dry eye syndrome (DES) is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. Current treatments control the symptoms of DES by aiming to keep the eyes lubricated. There is opportunity for improvement in the effectiveness by enhancing tolerability, onset of action and alleviating the need for repetitive dosing.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include, but are not limited to statements or information with respect to: AURORA being on track to complete enrollment in the second half of 2018, the timing voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; the timing for Aurinia initiating a Phase II clinical trial for voclosporin in FSGS patients; the timing for interim data readouts for the Phase II clinical trial for FSGS patients; the timing for commencement of a Phase IIa tolerability study of VOS; the timing for data availability for the Phase IIa tolerability study. It is possible that such results or conclusions may change based on further analyses of these data Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN program; that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend its patents on terms acceptable to Aurinia; and the size of the LN market. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

CONTACT:
Aurinia Pharmaceuticals
Investor Contact:
Celia Economides
VP, Corporate & Public Affairs
ceconomides@auriniapharma.com
or
Media Contact:
Christopher Hippolyte, 212-364-0458
Christopher.Hippolyte@syneoshealth.com